FIRST AMENDMENT TO THE BYLAWS
OF
K'S MEDIA

This First Amendment to the Bylaws (the "Bylaws") of K's Media, a Nevada corporation (the "Corporation"), is made as of April 2, 2009 by the unanimous vote of the board of directors of the Corporation.

Section III of the Bylaws are hereby deleted in its entirety and replaced with the following:

III.           ACTIONS BY WRITTEN CONSENT.

.01  Board of Directors.

Any action required or permitted to be taken at a meeting of the Board of Directors or of a committee thereof may be taken without a meeting if, before or after the action, a written consent thereto is signed by all of the members of the Board of Directors or the committee.  The written consent may be signed in counterparts, including, without limitation, facsimile counterparts, and shall be filed with the minutes of the proceedings of the Board of Directors or committee.

.02  Shareholders.

Any action required or permitted to be taken at a meeting of the shareholders may be taken without a meeting if, before or after the action, a written consent thereto is signed by the holders of the voting power that would be required to approve such action at a meeting.  A meeting of the shareholders need not be called or noticed whenever action is taken by written consent.  The written consent may be signed in multiple counterparts, including, without limitation, facsimile counterparts, and shall be filed with the minutes of the proceedings of the stockholders.

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CERTIFICATION

I hereby certify that the foregoing First Amendment to the Bylaws of K's Media was adopted by the board of directors of the Corporation as of March 31, 2009.

/s/ Jake Wei
Jake Wei
Secretary